Exhibit 12.1

Ratio of Earnings to Fixed Charges

     The following table sets forth Mobile Mini, Inc.’s ratio of earnings to fixed charges on a historical basis for each of the last five (5) years ended December 31, and for the three (3) months ended March 31, 2005 and 2004.

	Three Months Ended
	March 31,		Fiscal Year Ended December 31,
	2005	2004	2004	2003	2002	2001	2000

Earnings:
Net income	6,384,531	3,155,379	20,659,297	5,912,323	18,239,056	18,683,087	13,219,938
Tax provision	4,081,914	2,103,586	13,772,865	3,780,009	11,661,036	11,944,925	8,452,090
Fixed charges:
Interest expense	5,519,697	4,991,479	20,434,253	16,299,172	11,586,923	9,959,133	9,510,864
Interest portion rent expense	390,414	368,616	1,416,235	1,292,995	913,695	772,367	725,228

Total earnings:	16,376,556	10,619,060	56,282,650	27,284,499	42,400,710	41,359,512	31,908,120

Total fixed charges:	5,910,111	5,360,095	21,850,488	17,592,167	12,500,618	10,731,500	10,236,092

Earnings to fixed charges:	2.8	2.0	2.6	1.6	3.4	3.9	3.1